

Mail Stop 3233

December 2, 2015

Via E-mail
Mr. James J. Sebra
Chief Financial Officer
RAIT Financial Trust
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

  **Re: RAIT Financial Trust
    Form 10-K for the fiscal year ended December 31, 2014
    Form 10-Q for the quarterly period ended September 30, 2015
    Response Dated October 29, 2015
    File No. 1-14760**

Dear Mr. Sebra:

  We have reviewed your October 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2015 letter.

Form 10-Q for the quarterly period ended September 30, 2015

Item 1. Financial Statements

Note 5 – Investments in Real Estate, page 17

1. We note that $30 million of the bargain purchase gain recognized upon your acquisition of TSRE relates to a higher fair value of the 19 properties acquired based upon appraisal and broker opinions. Please provide us with additional details regarding the fair value assessment of these properties including a discussion of the amount of time between the negotiations and the closing of the acquisition and the material factors that contributed to

the increase in fair value. Also tell us why certain properties were valued using broker opinions rather than appraisals.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 50

2.   We note that you have appropriately revised the label to Funds From Operations allocable to common shares as indicated in your response to prior comment 1. Please make similar revisions to future press releases filed on Form 8-K where you present FFO. In this regard, we note that this revision was not reflected in your Form 8-K filed on November 5, 2015.

Adjusted Book Value, page 51

3.   We note that your Adjusted Book Value reconciliation includes an adjustment for valuation of recurring collateral and property management fees. Please clarify for us how the estimated values for each of the components included in this line item are determined as of September 30, 2015 and December 31, 2014. In your response also quantify the values of each of the components included as of September 30, 2015 and December 31, 2014.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities